大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2008/UOB2008/UOB-A05/atl

27 February 2008

File No. 82-2947

SEC Mail Processing Section
MAR 17 2008
Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

AUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2007

We enclose a copy of our announcement dated 27 February 2008 in regard to the above matter for your information.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

08001342

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results

The financial results of the Group for the financial year / fourth quarter of 2007 are enclosed.

Ordinary Share Dividend

The Directors recommend the payment of a final one-tier tax exempt dividend of 45 cents per ordinary share (2006: final dividend of 50 cents and special final dividend of 10 cents per ordinary share less 18% Singapore income tax) in respect of the financial year ended 31 December 2007.

Together with the interim dividend of 20 cents and special interim dividend of 15 cents per ordinary share less 18% Singapore income tax (2006: interim dividend of 20 cents and special interim dividend of 20 cents per ordinary share less 20% Singapore income tax) paid in September 2007, the total net dividend for the financial year ended 31 December 2007 will be 73.7 cents (2006: 81.2 cents) per ordinary share amounting to $1,116 million (2006: $1,237 million). The total net dividend payment could be more if options under the UOB 1999 Share Option Scheme are exercised for shares by the books closure date.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the final dividend, in accordance with the terms of the scheme. Subject to shareholders' approval at the forthcoming Annual General Meeting to be held on 30 April 2008, the final dividend for the financial year ended 31 December 2007 will be paid on 26 May 2008.

Subsidiary Preference Share Dividend

During the financial year, semi-annual dividends at an annual rate of 5.796% totalling USD29 million, approximately S$44 million (2006: USD22 million, approximately S$35 million) were paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

Closure of Books

Notice is hereby given that, subject to shareholders' approval of the payment of the aforementioned ordinary share dividend at the Annual General Meeting, the Share Transfer Books and Registers of Members of the Bank will be closed from 13 May 2008 to 14 May 2008, both dates inclusive. Duly completed transfers received by the Bank's Registrar, Boardroom Corporate & Advisory Services Pte. Ltd., at 3 Church Street #08-01 Samsung Hub, Singapore 049483 up to 5.00 pm on 12 May 2008 will be registered to determine shareholders' entitlements to the proposed final dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the final dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD

UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 27th day of February 2008

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report for the Financial Year 2007

Contents

Notes:

1 The financial statements are presented in Singapore dollars.

2 Certain comparative figures have been restated to conform with the current period's presentation.

3 Certain figures in this report may not add up to the respective totals due to rounding.

4 Amounts less than $500,000 in absolute term are shown as "0".

Financial Highlights

	2007	2006	+/(-) %	4Q07	3Q07	+/(-) %	4Q06	+/(-) %
Profit and Loss Summary ($m)								
Net interest income	**2,980**	2,710	10.0	**743**	714	4.1	702	5.9
Non-interest income	**1,892**	1,514	25.0	**532**	393	35.5	517	2.9
Total income	**4,872**	4,224	15.3	**1,275**	1,107	15.2	1,219	4.7
Less: Total expenses	**2,018**	1,736	16.3	**556**	487	14.1	497	11.9
Operating profit	**2,854**	2,488	14.7	**719**	620	16.1	722	(0.3)
Less: Intangible assets	**11**	13	(10.3)	**2**	3	(18.1)	3	(25.9)
Less: Impairment charges	**300**	181	66.0	**128**	4	NM	64	98.2
Add: Share of profit of associates	**207**	152	36.8	**48**	47	1.6	50	(4.2)
Less: Tax and minority interests	**641**	564	13.5	**131**	159	(17.7)	167	(21.5)
Net profit excluding one-time gain	**2,109**	1,882	12.1	**506**	501	1.1	537	(5.7)
Add: One-time gain [1]	**-**	689	(100.0)	**-**	-	NM	-	NM
Net profit after tax [2]	**2,109**	2,570	(17.9)	**506**	501	1.1	537	(5.7)
Financial Indicators (excluding one-time gain [1])								
Income mix (%)								
Net interest income	**61.2**	64.2	(3.0)% pt	**58.3**	64.5	(6.2)% pt	57.6	0.7% pt
Non-interest income	**38.8**	35.8	3.0% pt	**41.7**	35.5	6.2% pt	42.4	(0.7)% pt
Profit distribution (%)								
Singapore	**69.8**	67.5	2.3% pt	**64.5**	66.7	(2.2)% pt	65.1	(0.6)% pt
Overseas	**30.2**	32.5	(2.3)% pt	**35.5**	33.3	2.2% pt	34.9	0.6% pt
Basic earnings per ordinary share ($) [3, 4]	**1.36**	1.20	13.3	**1.31**	1.29	1.6	1.38	(5.1)
Return on average ordinary shareholders' equity (%) [3, 4]	**12.6**	12.3	0.3% pt	**12.0**	11.9	0.1% pt	13.6	(1.6)% pt
Return on average total assets (%) [4]	**1.24**	1.21	0.03% pt	**1.16**	1.18	(0.02)% pt	1.34	(0.18)% pt
Net interest margin (%) [4]	**2.04**	1.99	0.05% pt	**1.94**	1.93	0.01% pt	1.99	(0.05)% pt
Expense / Income ratio (%)	**41.4**	41.1	0.3% pt	**43.6**	44.0	(0.4)% pt	40.8	2.8% pt
Net dividend per ordinary share (¢)								
Interim	**16.4**	16.0	2.5	**-**	-	-	-	-
Special interim	**12.3**	16.0	(23.1)	**-**	-	-	-	-
Final	**45.0**	41.0	9.8	**45.0**	-	NM	41.0	9.8
Special final	**-**	8.2	(100.0)	**-**	-	-	8.2	(100.0)
Total	**73.7**	81.2	(9.2)	**45.0**	-	NM	49.2	(8.5)

Notes:

1 Refer to the special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited, recorded by the Group and its associates in 2Q06.

2 Refer to profit attributable to equity holders of the Bank.

3 Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

4 Computed on an annualised basis for quarters.

Financial Highlights *(cont'd)*

	Dec-07	Sep-07	+/(-) %	Dec-06	+/(-) %
Financial Indicators *(cont'd)*					
Customer loans (net) ($m)	**92,669**	85,161	8.8	76,875	20.5
Customer deposits ($m)	**106,967**	104,798	2.1	95,552	11.9
Loans / Deposits ratio (%) [1]	**86.6**	81.3	5.3% pt	80.5	6.1% pt
Non-performing loans (NPL) ($m)	**1,715**	2,032	(15.6)	3,165	(45.8)
Cumulative impairment ($m)	**1,917**	1,972	(2.8)	2,508	(23.6)
NPL ratio (%) [2]	**1.8**	2.3	(0.5)% pt	4.0	(2.2)% pt
Cumulative impairment / NPL (%)	**111.8**	97.0	14.8% pt	79.2	32.6% pt
Total assets ($m)	**174,950**	172,192	1.6	161,312	8.5
Shareholders' equity ($m) [3]	**17,329**	17,249	0.5	16,791	3.2
Revaluation surplus ($m) [4]	**3,263**	2,442	33.6	1,486	119.6
Net asset value (NAV) per ordinary share ($) [5]	**10.91**	10.84	0.6	10.48	4.1
Revalued NAV per ordinary share ($) [5]	**13.07**	12.45	5.0	11.45	14.1
Net tangible asset per ordinary share ($) [5]	**8.10**	8.03	0.9	7.68	5.5
Capital adequacy ratios (%)					
Tier 1	**10.0**	10.2	(0.2)% pt	11.0	(1.0)% pt
Total	**14.5**	14.8	(0.3)% pt	16.3	(1.8)% pt

Notes:

1 Refer to net customer loans and customer deposits.

2 Represent NPL (excluding debt securities) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Refer to revaluation surplus on properties not recognised in the financial statements.

5 Subsidiary preference shares were excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS").

The new / revised FRS applicable to the Group with effect from 1 January 2007 are listed below. The adoption of these FRS has no significant impact on the financial statements of the Group.

- FRS1 Presentation of Financial Statements (revised)
- FRS40 Investment Property
- FRS107 Financial Instruments: Disclosures

Other than the above changes, the accounting policies and computation methods adopted in the audited financial statements for the financial year ended 31 December 2007 are the same as those adopted for the financial year 2006.

The Group recorded a one-time gain of $689 million in the second quarter of 2006. The one-time gain comprised special dividend received from Overseas Union Enterprise Limited ("OUE") and gain from divestment of OUE and Hotel Negara Limited ("HNL"). The following commentary excludes the effects of this one-time gain.

Full Year 2007 versus Full Year 2006

The Group's net profit after tax ("NPAT") for 2007 increased 12.1% to $2,109 million. Operating profit of $2,854 million was 14.7% higher than that of 2006.

Total operating income grew 15.3% to $4,872 million, driven mainly by higher fee and commission income across all business activities, and higher net interest income from expanded loan base and improved asset mix.

Operating expenses increased 16.3% to $2,018 million. The increase was primarily on staff costs, revenue-related expenses and occupancy-related expenses. Expense-to-income ratio rose 0.3% point to 41.4%.

Impairment charges rose 66.0% to $300 million, mainly due to provision for a long-term investment, and higher provision set aside for collaterised debt obligations (CDOs).

Share of pre-tax profit of associates grew 36.8% to $207 million as a result of higher contributions from the major associates.

Performance Review *(cont'd)*

Fourth Quarter 2007 ("4Q07") versus Third Quarter 2007 ("3Q07")

Group NPAT for 4Q07 increased 1.1% to $506 million and operating profit grew 16.1% to $719 million.

Operating income rose 15.2% to $1,275 million. The increase was mainly due to improved trading and investment income, higher fee and commission income and increased net interest income.

Total operating expenses increased 14.1% to $556 million, primarily driven by higher staff costs and revenue-related expenses. Expense-to-income ratio improved 0.4% point to 43.6% however, due to the higher income growth.

Impairment charges increased $124 million, largely attributed to impairment charges on loans as opposed to write-back in 3Q07, and higher provision set aside for CDOs.

Fourth Quarter 2007 ("4Q07") versus Fourth Quarter 2006 ("4Q06")

Compared to 4Q06, Group NPAT decreased 5.7% to $506 million. Operating profit was flat at $719 million.

Operating income grew 4.7% to $1,275 million, primarily contributed by loan growth and higher fee and commission income, partly offset by lower trading and investment income.

Total operating expenses increased 11.9% to $556 million. The increase was on staff costs and revenue-related expenses, partly offset by lower IT-related expenses. Expense-to-income ratio of 43.6% was 2.8% points higher than that in 4Q06.

Impairment charges rose 98.2% to $128 million, largely due to provision set aside for CDOs and higher impairment charges on loans.

Performance Review *(cont'd)*

Balance Sheet

As at 31 December 2007, the Group's net customer loans was $92,669 million, an increase of 8.8% and 20.5% over 30 September 2007 and 31 December 2006 respectively.

Group non-performing loans ("NPL") of $1,715 million were 15.6% and 45.8% lower compared to the NPL as at 30 September 2007 and 31 December 2006 respectively. Correspondingly, Group NPL ratio improved to 1.8% (30 September 2007: 2.3% and 31 December 2006: 4.0%). Group NPL was 58.4% (30 September 2007: 61.0% and 31 December 2006: 54.1%) secured by collateral, and 111.8% (30 September 2007: 97.0% and 31 December 2006: 79.2%) covered by total cumulative impairment.

Against 30 September 2007 and 31 December 2006, Group total assets increased 1.6% and 8.5% to $174,950 million, and shareholders' equity rose 0.5% and 3.2% to $17,329 million as at 31 December 2007 respectively. Consequently, the Group's net asset value per ordinary share increased to $10.91 as at 31 December 2007 (30 September 2007: $10.84 and 31 December 2006: $10.48).

The Group's total capital adequacy ratio ("CAR") of 14.5% as at 31 December 2007 (30 September 2007: 14.8% and 31 December 2006: 16.3%) was 4.5% points above the minimum 10% set by MAS.

Net Interest Income

Net Interest Margin

	2007			2006		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	$m	$m	%	$m	$m	%
Interest bearing assets						
Customer loans	81,379	4,616	5.67	70,191	4,078	5.81
Interbank balances	36,371	1,526	4.20	42,947	1,894	4.41
Securities	28,591	1,228	4.30	22,758	990	4.35
Total	146,341	7,370	5.04	135,896	6,962	5.12
Interest bearing liabilities						
Customer deposits	103,680	2,549	2.46	90,884	2,331	2.56
Interbank balances / other	38,565	1,841	4.77	41,138	1,921	4.67
Total	142,245	4,390	3.09	132,022	4,252	3.22
Loan margin			3.21			3.25
Net interest income / margin		2,980	2.04		2,710	1.99

	4Q07			3Q07			4Q06		
	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	86,821	4,589	5.29	81,980	4,478	5.46	74,895	4,423	5.91
Interbank balances	35,148	1,320	3.76	34,634	1,404	4.05	38,887	1,777	4.57
Securities	29,858	1,209	4.05	30,036	1,216	4.05	25,982	1,147	4.42
Total	151,827	7,118	4.69	146,650	7,097	4.84	139,764	7,347	5.26
Interest bearing liabilities									
Customer deposits	107,920	2,418	2.24	105,389	2,468	2.34	93,712	2,490	2.66
Interbank balances / other	40,319	1,751	4.34	37,818	1,796	4.75	42,018	2,072	4.93
Total	148,239	4,169	2.81	143,207	4,264	2.98	135,730	4,562	3.36
Loan margin			3.05			3.12			3.25
Net interest income / margin [1]		2,949	1.94		2,833	1.93		2,784	1.99

Note:
1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Net Interest Income (cont'd)

Volume and Rate Analysis

	2007 vs 2006			4Q07 vs 3Q07			4Q07 vs 4Q06		
	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest income									
Customer loans	650	(112)	538	67	(39)	28	178	(136)	42
Interbank balances	(290)	(78)	(368)	5	(26)	(21)	(43)	(72)	(115)
Securities	254	(15)	239	(2)	-	(2)	43	(28)	15
Total	614	(205)	409	70	(65)	5	178	(236)	(58)
Interest expense									
Customer deposits	328	(110)	218	15	(27)	(12)	95	(113)	(18)
Interbank balances / other	(118)	39	(79)	28	(40)	(12)	(21)	(60)	(81)
Total	210	(71)	139	43	(67)	(24)	74	(173)	(99)
Net interest income			270			29			41

2007 vs 2006

Net interest income rose 10.0% to $2,980 million mainly contributed by loan growth. Net interest margin increased 5 basis points to 2.04% as a result of improved asset mix. Loan margin decreased 4 basis points to 3.21% mainly due to narrowing of interest spread.

4Q07 vs 3Q07

Net interest income increased 4.1% to $743 million. The increase was attributed to loan growth, partly negated by exchange translation. Net interest margin increased 1 basis point to 1.94% on account of improved asset mix. Loan margin decreased 7 basis points to 3.05%. The decrease was due mainly to exchange translation and grant of loans to large corporate clients at relatively lower yields in the quarter.

4Q07 vs 4Q06

Net interest income grew 5.9% to $743 million. The increase was from loan growth, partly offset by lower contributions from interbank money market activities and exchange translation. Net interest margin reduced 5 basis points to 1.94%. The decrease was mainly due to investment in low risk short-term assets to avoid liquidity crunch caused by the US sub-prime crisis, and exchange translation, partly offset by contribution from increased loan volume. The decrease in loan margin by 20 basis points to 3.05% was due to narrowing of interest spread and exchange translation.

Non-Interest Income

	2007	2006 [1]	+/(-)	4Q07	3Q07	+/(-)	4Q06	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Fee and commission income								
Credit card	**172**	138	24.5	**50**	42	19.4	40	24.1
Fund management	**358**	210	70.7	**108**	89	21.5	79	36.3
Futures broking	**34**	30	12.8	**8**	9	(5.3)	7	10.5
Investment-related	**209**	205	1.8	**67**	47	42.9	78	(13.8)
Loan-related	**202**	163	24.2	**56**	57	(1.7)	56	0.8
Service charges	**81**	68	19.1	**22**	18	23.4	19	18.7
Trade-related	**187**	164	14.1	**48**	47	0.7	45	6.5
Other	**34**	24	40.8	**10**	9	9.3	7	45.0
	1,278	1,003	27.4	**370**	319	16.1	332	11.6
Dividend income	**54**	44	21.2	**6**	9	(34.7)	10	(38.4)
Rental income	**77**	64	19.6	**22**	21	6.5	16	43.1
Other operating income								
Net gain / (loss) from:								
Trading activities	**123**	146	(15.8)	**25**	27	(7.4)	46	(47.0)
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**(94)**	7	NM	**(29)**	(103)	72.0	23	(224.2)
Available-for-sale assets and other	**229**	103	122.3	**96**	78	22.8	52	84.7
	258	256	0.7	**92**	2	NM	121	(24.6)
Disposal / liquidation of subsidiaries / associates	**1**	11	(92.1)	**1**	0	NM	11	(93.6)
Disposal of other assets	**19**	26	(29.6)	**8**	(0)	NM	3	182.3
Insurance income	**23**	20	15.4	**7**	5	41.7	5	31.6
Other income	**184**	89	105.3	**26**	37	(30.5)	19	35.0
	484	403	20.1	**133**	44	205.8	160	(16.5)
Total	**1,892**	1,514	25.0	**532**	393	35.5	517	2.9
Fee and commission income / Total income (%)	**26.2**	23.7	2.5 % pt	**29.0**	28.8	0.2 % pt	27.2	1.8 % pt
Non-interest income / Total income (%)	**38.8**	35.8	3.0 % pt	**41.7**	35.5	6.2 % pt	42.4	(0.7)% pt

2007 vs 2006

Non-interest income of the Group increased 25.0% to $1,892 million. The growth was driven by higher fee and commission income across all business activities, particularly fund management, and higher gain on sale of foreclosed securities. Non-interest income accounted for 38.8% (2006: 35.8%) of total income.

4Q07 vs 3Q07

Non-interest income rose 35.5% to $532 million, mainly due to improved trading and investment income and higher fee and commission income from most business activities.

4Q07 vs 4Q06

Non-interest income increased 2.9% to $532 million. Higher fee and commission income and gain on sale of foreclosed securities were largely offset by lower trading and investment income resulting from higher mark-to-market losses on investment portfolio.

Note:

1 Excluding one-time income of $613 million, comprising special dividend of $284 million received from OUE and gain of $329 million on divestment of OUE and HNL, recorded by the Group in 2Q06.

Operating Expenses

	2007	2006	+/(-)	4Q07	3Q07	+/(-)	4Q06	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Staff costs								
Salaries, bonus and allowances	**890**	738	20.5	**231**	217	6.5	206	12.0
Employer's contribution to defined contribution plans	**67**	55	21.8	**19**	18	8.1	15	31.0
Share-based payment	**3**	-	NM	**3**	-	NM	-	NM
Other	**86**	74	16.3	**26**	20	31.0	25	3.3
	1,046	867	20.6	**279**	254	9.8	245	13.7
Other operating expenses								
Revenue-related	**508**	418	21.4	**159**	117	35.5	124	28.6
Occupancy-related	**170**	156	8.7	**44**	44	0.4	40	11.2
IT-related	**160**	160	0.4	**38**	38	0.2	50	(24.5)
Other	**135**	135	(0.3)	**36**	34	5.9	38	(6.0)
	972	869	11.9	**277**	233	18.9	251	10.1
Total	**2,018**	1,736	16.3	**556**	487	14.1	497	11.9
Of which:								
Depreciation of assets	**141**	142	(0.8)	**35**	36	(1.8)	36	(2.9)
Total IT costs [1]	**272**	256	6.1	**67**	64	4.3	74	(9.7)
Total IT costs / Total operating expenses (%)	**13.5**	14.7	(1.2)% pt	**12.0**	13.2	(1.2)% pt	14.9	(2.9)% pt
Expense / Income ratio (%)	**41.4**	41.1 [2]	0.3 % pt	**43.6**	44.0	(0.4)% pt	40.8	2.8 % pt
Manpower (number)	**21,432**	20,102	1,330 no.	**21,432**	21,209	223 no.	20,102	1,330 no.

2007 vs 2006

Total operating expenses increased 16.3% to $2,018 million. Staff costs rose 20.6% to $1,046 million, largely due to higher headcount to support business expansion, increased salaries driven by the tight labour market, and higher bonus provision in line with better business performance. Other operating expenses increased 11.9% to $972 million, mainly on revenue-related expenses and occupancy-related expenses. Expense-to-income ratio was 0.3% point higher at 41.4%.

4Q07 vs 3Q07

Total operating expenses increased 14.1% to $556 million. Staff costs rose 9.8% to $279 million, mainly due to higher bonus provision in line with improved business performance, and accrual for share-based compensation. Other operating expenses grew 18.9% to $277 million largely on revenue-related expenses. Expense-to-income ratio improved 0.4% point to 43.6% due to the higher income growth.

4Q07 vs 4Q06

Total operating expenses increased 11.9% to $556 million. Staff costs rose 13.7% to $279 million, primarily on increased headcount and higher bonus provision. Other operating expenses increased 10.1% to $277 million, mainly attributed to higher revenue-related expenses, partly negated by lower IT-related expenses. Expense-to-income ratio was 2.8% points higher at 43.6%.

Notes:

1 Comprise IT staff costs and other IT-related expenses.

2 Excluding one-time income.

Impairment Charges

	2007	2006	+/(-)	4Q07	3Q07	+/(-)	4Q06	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Individual impairment on loans								
Singapore	**15**	78	(80.4)	**22**	(38)	NM	(16)	NM
Malaysia	**46**	3	NM	**8**	3	124.9	15	(51.0)
Thailand	**87**	48	78.8	**24**	5	429.7	39	(38.6)
Indonesia	**(8)**	2	(455.0)	**(2)**	(2)	(19.3)	3	(171.0)
Greater China [1]	**3**	5	(49.6)	**3**	2	97.7	(2)	NM
Other	**13**	6	127.8	**11**	0	NM	0	NM
	155	142	8.9	**67**	(30)	NM	41	62.6
Individual impairment on securities and other assets	**145**	38	278.7	**61**	34	80.2	24	160.1
Total	**300**	181	66.0	**128**	4	NM	64	98.2

2007 vs 2006

Group impairment charges increased by 66.0% to $300 million. The increase was due mainly to provision for a long-term investment, higher provision for CDOs and loans, and lower write-back of provision for properties. These were partly offset by lower impairment charges on equity securities.

4Q07 vs 3Q07

Impairment charges increased $124 million to $128 million. The increase was mainly due to impairment charges on loans as opposed to last quarter's write-back, higher provision set aside for CDOs, and provision for a long-term investment.

4Q07 vs 4Q06

Impairment charges increased 98.2% to $128 million, largely due to provision set aside for CDOs, higher impairment charges on loans, provision for a long-term investment and lower write-back of provision for properties. These were partly negated by lower impairment charges on equity securities.

Note:

1 Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Dec-07	Sep-07	Dec-06
	$m	$m	$m
Gross customer loans	94,583	87,131	79,380
Less: Individual impairment	645	698	1,235
Collective impairment	1,270	1,272	1,271
Net customer loans	92,669	85,161	76,875

	Dec-07		Sep-07		Dec-06	
	$m	%	$m	%	$m	%
By Product Group						
Housing loans	22,598	23.9	21,794	25.0	18,898	23.8
Term loans	57,077	60.3	50,989	58.5	46,073	58.1
Trade financing	6,409	6.8	5,930	6.8	5,658	7.1
Overdrafts	8,499	9.0	8,418	9.7	8,752	11.0
Total (gross)	94,583	100.0	87,131	100.0	79,380	100.0
By Industry						
Transport, storage and communication	5,312	5.6	4,696	5.4	4,024	5.1
Building and construction	11,024	11.6	9,054	10.4	7,894	9.9
Manufacturing	9,840	10.4	9,614	11.0	8,860	11.1
Non-bank financial institutions	16,277	17.2	13,697	15.7	12,912	16.3
General commerce	12,825	13.6	12,247	14.1	11,735	14.8
Professionals and private individuals	11,222	11.9	10,780	12.4	10,296	13.0
Housing loans	22,598	23.9	21,794	25.0	18,898	23.8
Other	5,487	5.8	5,249	6.0	4,761	6.0
Total (gross)	94,583	100.0	87,131	100.0	79,380	100.0
By Currency						
Singapore dollar	50,361	53.2	45,435	52.1	41,569	52.3
US dollar	14,146	15.0	12,510	14.4	12,698	16.0
Malaysian ringgit	10,821	11.4	10,392	11.9	8,655	10.9
Thai baht	6,967	7.4	6,690	7.7	6,726	8.5
Indonesian rupiah	2,332	2.5	2,271	2.6	2,188	2.8
Other	9,956	10.5	9,833	11.3	7,545	9.5
Total (gross)	94,583	100.0	87,131	100.0	79,380	100.0
By Maturity						
Within 1 year	38,499	40.7	35,383	40.6	35,096	44.2
Over 1 year but within 3 years	13,764	14.6	12,228	14.0	10,215	12.9
Over 3 years but within 5 years	14,324	15.1	12,304	14.1	9,490	11.9
Over 5 years	27,996	29.6	27,217	31.3	24,579	31.0
Total (gross)	94,583	100.0	87,131	100.0	79,380	100.0

Net customer loans grew 8.8% and 20.5% over 30 September 2007 and 31 December 2006 respectively to $92,669 million as at 31 December 2007. The increase was broad-based across most of the product groups and all industries.

Investment Securities

	Dec-07		Sep-07		Dec-06	
	$m	%	$m	%	$m	%
Transport, storage and communication	1,261	6.4	1,338	6.8	1,029	5.8
Building and construction	1,047	5.3	1,134	5.7	986	5.5
Manufacturing	845	4.3	856	4.3	1,019	5.7
Financial institutions	13,570	68.8	14,001	70.8	12,430	69.5
General commerce	123	0.6	100	0.5	182	1.0
Other	2,885	14.6	2,343	11.9	2,229	12.5
	19,730	100.0	19,772	100.0	17,873	100.0
Less: Provision for impairment	313		271		267	
Total	19,417		19,501		17,607	

Investment securities increased 10.3% over 31 December 2006 to $19,417 million as at 31 December 2007. The growth was mainly due to increased holdings in securities from financial institutions.

Total Deposits

	Dec-07		Sep-07		Dec-06	
	$m	%	$m	%	$m	%
Banker deposits	32,091	23.1	33,692	24.3	33,449	25.9
Customer deposits	106,967	76.9	104,798	75.7	95,552	74.1
Total	139,059	100.0	138,490	100.0	129,000	100.0
Loans / Deposits ratio (%)		86.6		81.3		80.5
By Maturity						
Within 1 year	135,332	97.3	134,748	97.3	125,030	96.9
Over 1 year but within 3 years	1,564	1.1	1,582	1.2	1,734	1.4
Over 3 years but within 5 years	1,707	1.2	1,696	1.2	1,566	1.2
Over 5 years	456	0.4	465	0.3	670	0.5
Total	139,059	100.0	138,490	100.0	129,000	100.0
Customer Deposits by Product Group						
Fixed deposits	68,738	64.2	67,894	64.8	61,933	64.8
Savings deposits	19,044	17.8	18,713	17.8	15,839	16.6
Current accounts	15,369	14.4	14,557	13.9	14,380	15.0
Other	3,817	3.6	3,633	3.5	3,400	3.6
Total	106,967	100.0	104,798	100.0	95,552	100.0

Customer deposits increased 2.1% and 11.9% over 30 September 2007 and 31 December 2006 respectively to $106,967 million as at 31 December 2007. The increase over the 2 comparative periods was broad-based.

Debts Issued

	Dec-07	Sep-07	Dec-06
	$m	$m	$m
Subordinated debts			
Due after one year (unsecured)	**5,242**	5,265	5,261
Other debts issued			
Due within one year (secured) [1]	**-**	638	803
Due within one year (unsecured)	**923**	313	136
Due after one year (unsecured)	**502**	496	396
	1,425	1,447	1,335
Total	**6,666**	6,712	6,596

Changes in Ordinary Shares of the Bank

	Number of shares ('000)			
	2007	2006	**4Q07**	4Q06
Issued ordinary shares				
Balance at beginning of period	**1,523,276**	1,537,843	**1,523,756**	1,523,159
Exercise of share options granted under the UOB 1999 Share Option Scheme	**484**	1,501	**4**	117
Share buyback - cancelled	**-**	(16,068)	**-**	-
Balance at end of period	**1,523,760**	1,523,276	**1,523,760**	1,523,276
Treasury shares				
Balance at beginning of period	**-**	-	**(8,712)**	-
Share buyback	**(11,597)**	-	**(2,885)**	-
Balance at end of period	**(11,597)**	-	**(11,597)**	-
Total	**1,512,163**	1,523,276	**1,512,163**	1,523,276

	Dec-07	Sep-07	Dec-06
	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme	**453**	472	952

Note:

1 The debts were secured by a floating charge on the assets of Archer 1 Limited, a special purpose entity of the Group.

Non-Performing Loans

	Dec-07	Sep-07	Dec-06
Non-Performing Loans (NPL) ($m)			
Substandard	**1,106**	1,418	2,119
Doubtful	**76**	98	160
Loss	**533**	516	886
Total	**1,715**	2,032	3,165
Cumulative Impairment ($m)			
Individual	**647**	700	1,237
Collective	**1,270**	1,272	1,271
Total	**1,917**	1,972	2,508
Ratios (%)			
NPL as % of			
Gross Customer Loans [1]	**1.8**	2.3	4.0
Total assets	**1.0**	1.2	2.0
Cumulative impairment as % of			
Total NPL	**111.8**	97.0	79.2
Unsecured NPL	**268.5**	249.0	172.6
Gross customer loans [1]	**2.0**	2.3	3.2
Collective impairment as % of			
Gross customer loans net of individual impairment [1]	**1.4**	1.5	1.6

Group NPL decreased 15.6% and 45.8% over 30 September 2007 and 31 December 2006 respectively to $1,715 million as at 31 December 2007. NPL ratio improved to 1.8% compared to 4.0% a year ago.

As at 31 December 2007, total NPL was 58.4% (30 September 2007: 61.0% and 31 December 2006: 54.1%) secured by collateral, and 111.8% (30 September 2007: 97.0% and 31 December 2006: 79.2%) covered by total cumulative impairment.

Note:
1 Debt securities were excluded from the computation.

Non-Performing Loans *(cont'd)*

	NPL	Cumulative Impairment	NPL Ratio	Secured NPL as % of respective NPL	Cumulative Impairment as % of respective NPL
	$m	$m	%	%	%
By Region					
Singapore					
Dec 07	**630**	**728**	**1.1**	**60.2**	**115.6**
Sep 07	763	772	1.5	60.8	101.2
Dec 06	1,346	1,040	2.8	57.3	77.3
Malaysia					
Dec 07	**495**	**368**	**4.2**	**61.8**	**74.3**
Sep 07	527	343	4.7	65.8	65.1
Dec 06	594	331	6.3	65.5	55.7
Thailand					
Dec 07	**436**	**348**	**6.5**	**45.6**	**79.8**
Sep 07	418	322	6.6	49.3	77.0
Dec 06	823	621	12.9	39.4	75.5
Indonesia					
Dec 07	**73**	**103**	**2.0**	**74.0**	**141.1**
Sep 07	77	104	2.2	79.2	135.1
Dec 06	115	121	3.7	54.8	105.2
Philippines					
Dec 07	**26**	**26**	**100.0**	**38.5**	**100.0**
Sep 07	183	110	100.0	58.5	60.1
Dec 06	182	109	97.8	58.8	59.9
Greater China					
Dec 07	**18**	**66**	**0.6**	**94.4**	**366.7**
Sep 07	21	55	0.7	81.0	261.9
Dec 06	19	38	0.7	73.7	200.0
Other					
Dec 07	**37**	**278**	**0.3**	**97.3**	**751.4**
Sep 07	43	266	0.4	88.4	618.6
Dec 06	86	248	0.9	51.2	288.4
Group					
Dec 07	**1,715**	**1,917**	**1.8**	**58.4**	**111.8**
Sep 07	2,032	1,972	2.3	61.0	97.0
Dec 06	3,165	2,508	4.0	54.1	79.2

Lower NPL was recorded across all regions over the year.

Non-Performing Loans *(cont'd)*

	Dec-07		Sep-07		Dec-06	
	NPL	Individual Impairment	NPL	Individual Impairment	NPL	Individual Impairment
	$m	$m	$m	$m	$m	$m
By Industry						
Transport, storage and communication	**20**	**12**	27	14	70	41
Building and construction	**145**	**46**	263	76	428	141
Manufacturing	**418**	**206**	459	211	786	392
Non-bank financial institutions	**179**	**33**	236	41	398	117
General commerce	**347**	**171**	386	171	651	290
Professionals and private individuals	**272**	**111**	311	130	408	165
Housing loans	**263**	**35**	277	20	304	29
Other	**69**	**31**	71	35	117	60
	1,713	**645**	2,030	698	3,162	1,235
Debt securities	**2**	**2**	2	2	3	2
Total	**1,715**	**647**	2,032	700	3,165	1,237
Restructured NPL (year-to-date)						
Substandard	**35**	**4**	25	1	45	6
Doubtful	**6**	**4**	-	-	1	1
Loss	**8**	**8**	7	7	3	3
Total	**49**	**16**	32	8	49	10

	Dec-07		Sep-07		Dec-06	
	$m	%	$m	%	$m	%
Ageing (Days) [1]						
Current	**203**	**11.8**	209	10.3	270	8.5
≤ 90	**216**	**12.6**	142	7.0	281	8.9
91 to 180	**202**	**11.8**	201	9.9	333	10.5
≥ 181	**1,094**	**63.8**	1,480	72.8	2,281	72.1
Total	**1,715**	**100.0**	2,032	100.0	3,165	100.0
Secured NPL						
Secured	**1,001**	**58.4**	1,240	61.0	1,712	54.1
Unsecured	**714**	**41.6**	792	39.0	1,453	45.9
Total	**1,715**	**100.0**	2,032	100.0	3,165	100.0

Note:
1 Where payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.

Performance by Business Segment

$m

	PFS	IFS	GMIM	Other	Total
2007					
Operating income	1,733	1,982	1,107	50	4,872
Operating expenses	(809)	(607)	(430)	(103)	(1,949)
Impairment charges	(59)	(61)	(65)	(115)	(300)
Amortisation of intangible assets	(3)	(8)	-	-	(11)
Segment profit	862	1,306	612	(168)	2,612
Unallocated corporate expenses					(69)
Share of profit of associates					207
Profit before tax					2,750
Segment assets	34,021	62,232	62,555	10,531	169,339
Intangible assets	1,191	2,324	670	80	4,265
Investment in associates					1,261
Unallocated assets					85
Total assets					174,950
Segment liabilities	59,745	51,260	39,159	6,179	156,343
Unallocated liabilities					881
Total liabilities					157,224
Other information					
Gross customer loans	33,819	60,764	-	-	94,583
NPL [1]	535	1,178	-	-	1,713
Individual impairment [1]	146	499	-	-	645
Capital expenditure	48	58	7	314	427
Depreciation of assets	50	55	11	25	141
2006 [2]					
Operating income	1,397	1,724	834	269	4,224
Operating expenses	(690)	(530)	(341)	(110)	(1,671)
Impairment charges	(74)	(66)	(37)	(4)	(181)
Amortisation of intangible assets	(4)	(9)	-	-	(13)
Segment profit	629	1,119	456	155	2,359
Unallocated corporate expenses					(64)
Share of profit of associates					152
Profit before tax					2,446
Segment assets	29,487	50,877	65,324	9,997	155,685
Intangible assets	1,197	2,346	671	80	4,293
Investment in associates					1,184
Unallocated assets					149
Total assets					161,312
Segment liabilities	53,578	43,761	39,632	6,277	143,248
Unallocated liabilities					888
Total liabilities					144,136
Other information					
Gross customer loans	29,194	50,186	-	-	79,380
NPL [1]	712	2,450	-	-	3,162
Individual impairment [1]	194	1,041	-	-	1,235
Capital expenditure	59	71	8	10	148
Depreciation of assets	49	55	10	28	142

Notes:

1 Excluding debt securities.

2 Excluding one-time gain.

Performance by Business Segment *(cont'd)*

The Group's businesses are organised into four segments based on the types of products and services that it provides. These segments are Personal Financial Services ("PFS"), Institutional Financial Services ("IFS"), Global Markets and Investment Management ("GMIM") and Other.

Personal Financial Services

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal services and consultation.

Segment profit rose 37.0% to $862 million in 2007. The increase was mainly attributed to higher fee income from sale of investment products, higher net interest income from loan growth and lower impairment charges. These were partially offset by higher staff costs and revenue-related expenses in line with the increased business activities.

Institutional Financial Services

IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance and Capital Markets. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include lead managing and underwriting equity offerings and providing corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements in the area of structuring, underwriting and arranging syndicated loans, project finance and structured finance, and underwriting and lead managing bond issues.

Segment profit grew 16.7% to $1,306 million in 2007. The increase was mainly from net interest income on expanded loan portfolio from both Singapore and overseas operations, higher gain from sale of foreclosed securities and lower impairment charges on loans. These were partially negated by higher staff costs and revenue-related expenses to support the business growth.

Global Markets and Investment Management

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, venture capital management, and proprietary investment activities.

GMIM's profit grew 34.2% to $612 million in 2007 amidst the US sub-prime and liquidity crisis. The improved performance was primarily attributed to higher gain from interest rate management, higher asset management fees and performance fees.

Other

Other segment includes property-related activities, insurance businesses and the management of capital funds.

The segment recorded a loss of $168 million in 2007 compared to a profit of $155 million in 2006. The decrease was mainly due to mark-to-market losses on derivatives contracted to hedge interest rate risk of certain long-term investments, provision for a long-term investment and lower return on capital funds. These were partially offset by higher gain from property-related activities on account of higher rental and occupancy rates.

Performance by Geographical Segment [1]

	2007	2006 [2]	4Q07	3Q07	4Q06
	$m	$m	$m	$m	$m
Total Operating Income					
Singapore	**2,946**	2,585	**745**	660	745
Malaysia	**568**	489	**152**	129	146
Thailand	**443**	400	**122**	101	108
Indonesia	**258**	286	**52**	63	75
Greater China	**188**	127	**70**	35	29
Other	**469**	337	**134**	119	116
Total	**4,872**	4,224	**1,275**	1,107	1,219
Profit before Tax					
Singapore	**1,928**	1,660	**412**	442	460
Malaysia	**296**	314	**77**	75	79
Thailand	**16**	55	**22**	19	16
Indonesia	**134**	140	**22**	35	29
Greater China	**89**	73	**26**	13	33
Other	**298**	217	**80**	79	90
	2,761	2,459	**639**	663	707
Intangible assets amortised	**(11)**	(13)	**(2)**	(3)	(3)
Total	**2,750**	2,446	**637**	660	704

	Dec-07	Sep-07	Dec-06
	$m	$m	$m
Total Assets			
Singapore	**111,305**	107,350	105,397
Malaysia	**15,771**	15,740	13,379
Thailand	**9,740**	10,036	8,042
Indonesia	**3,943**	4,155	3,503
Greater China	**7,644**	7,580	6,342
Other	**22,282**	23,050	20,356
	170,685	167,911	157,019
Intangible assets	**4,265**	4,281	4,293
Total	**174,950**	172,192	161,312

Notes:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

2 Excluding one-time gain.

Capital Adequacy Ratios

	Dec-07	Sep-07	Dec-06
	$m	$m	$m
Tier 1 capital			
Share capital	**2,014**	2,070	2,247
Subsidiary preference shares	**832**	832	832
Disclosed reserves / other	**13,894**	13,603	13,116
Deduction of intangible assets	**(4,279)**	(4,295)	(4,307)
	12,461	12,210	11,888
Upper Tier 2 capital			
Cumulative collective impairment / other	**1,511**	1,562	1,457
Subordinated notes	**5,196**	5,217	5,211
	6,707	6,779	6,668
Deductions from Tier 1 and Upper Tier 2 capital	**(1,086)**	(1,215)	(911)
Total capital	**18,082**	17,774	17,645
Risk-weighted assets (including market risk)	**124,772**	120,181	108,405
Capital adequacy ratios			
Tier 1	**10.0%**	10.2%	11.0%
Total	**14.5%**	14.8%	16.3%

The Group's tier 1 CAR and total CAR as at 31 December 2007 were 4.0% points and 4.5% points above the minimum 6% and 10% required by MAS respectively.

The lower CARs over the comparative periods were mainly attributed to higher risk-weighted assets from expanded loan portfolio, partly negated by higher retained profit.

Consolidated Profit and Loss Account (Audited)

	2007	2006	+/(-)	4Q07 [1]	3Q07 [1]	+/(-)	4Q06 [1]	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Interest income	7,371	6,962	5.9	1,794	1,789	0.3	1,852	(3.1)
Less: Interest expense	4,390	4,252	3.3	1,051	1,075	(2.2)	1,150	(8.6)
Net interest income	2,980	2,710	10.0	743	714	4.1	702	5.9
Dividend income	54	328	(83.7)	6	9	(34.7)	10	(38.4)
Fee and commission income	1,278	1,003	27.4	370	319	16.1	332	11.6
Rental income	77	64	19.6	22	21	6.5	16	43.1
Other operating income	484	732	(33.9)	133	44	205.8	160	(16.5)
Total non-interest income	1,892	2,127	(11.0)	532	393	35.5	517	2.9
Total operating income	4,872	4,837	0.7	1,275	1,107	15.2	1,219	4.7
Less: Staff costs	1,046	867	20.6	279	254	9.8	245	13.7
Other operating expenses	972	869	11.9	277	233	18.9	251	10.1
Total operating expenses	2,018	1,736	16.3	556	487	14.1	497	11.9
Operating profit before amortisation and impairment charges	2,854	3,101	(8.0)	719	620	16.1	722	(0.3)
Less: Intangible assets amortised	11	13	(10.3)	2	3	(18.1)	3	(25.9)
Impairment charges	300	181	66.0	128	4	NM	64	98.2
Operating profit after amortisation and impairment charges	2,543	2,908	(12.5)	589	613	(3.9)	654	(9.9)
Share of profit of associates	207	271	(23.5)	48	47	1.6	50	(4.2)
Profit before tax	2,750	3,179	(13.5)	637	660	(3.5)	704	(9.5)
Less: Tax	573	553	3.6	117	142	(17.8)	150	(22.2)
Profit for the financial year / period	2,177	2,625	(17.1)	521	518	0.5	554	(6.1)
Attributable to:								
Equity holders of the Bank	2,109	2,570	(17.9)	506	501	1.1	537	(5.7)
Minority interests	67	55	22.6	15	18	(16.7)	18	(16.1)
	2,177	2,625	(17.1)	521	518	0.5	554	(6.1)
Total operating income								
First half	2,490	2,597						
Second half	2,382	2,240						
Profit for the financial year attributed to equity holders of the Bank								
First half	1,103	1,571						
Second half	1,007	1,000						
Earnings per ordinary share ($) [2]								
Basic	1.36	1.65	(17.6)	1.31	1.29	1.6	1.38	(5.1)
Diluted	1.36	1.65	(17.6)	1.31	1.29	1.6	1.38	(5.1)
Return on average ordinary shareholders' equity (%) [2]	12.6	17.0	(4.4)% pt	12.0	11.9	0.1% pt	13.6	(1.6)% pt

Notes:

1 Unaudited.

2 Annualised for quarters.

Consolidated Balance Sheet (Audited)

	Dec-07	Sep-07 [1]	Dec-06
	$m	$m	$m
Equity			
Share capital	**2,014**	2,070	2,247
Subsidiary preference shares	**832**	832	832
Capital reserves	**3,714**	4,041	3,969
Statutory reserves	**3,132**	3,130	3,130
Revenue reserves	**7,328**	6,833	6,356
Share of reserves of associates	**310**	343	257
Equity attributable to equity holders of the Bank	**17,329**	17,249	16,791
Minority interests	**398**	407	385
Total	**17,726**	17,656	17,176
Liabilities			
Deposits and balances of banks and agents	**32,091**	33,692	33,449
Deposits and balances of non-bank customers	**106,967**	104,798	95,552
Bills and drafts payable	**1,824**	585	388
Other liabilities	**9,675**	8,749	8,151
Debts issued	**6,666**	6,712	6,596
Total	**157,224**	154,536	144,136
Total equity and liabilities	**174,950**	172,192	161,312
Assets [2]			
Cash, balances and placements with central banks	**17,667**	20,707	16,301
Singapore Government treasury bills and securities	**9,134**	9,968	7,437
Other government treasury bills and securities	**3,482**	3,728	2,553
Trading securities	**410**	440	484
Placements and balances with banks and agents	**15,207**	16,379	24,531
Loans to non-bank customers	**92,669**	85,161	76,875
Investment securities	**19,417**	19,501	17,607
Other assets	**9,359**	8,598	8,189
Investment in associates	**1,261**	1,324	1,184
Properties and other fixed assets	**2,081**	2,105	1,857
Intangible assets	**4,265**	4,281	4,293
Total	**174,950**	172,192	161,312
Off-Balance Sheet Items			
Contingent liabilities	**13,082**	11,952	10,254
Financial derivatives	**388,058**	417,212	489,872
Commitments	**48,359**	50,215	44,595

Notes:

1 Unaudited.

2 Assets pledged under repurchase agreements were included in the respective asset items.

Consolidated Statement of Changes in Equity (Audited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserves	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 January 2007	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176
Currency translation adjustments	-	-	(26)	-	-	-	(26)	(24)	(51)
Change in available-for-sale reserve									
Net change in fair value	-	-	10	-	-	-	10	(0)	9
Transferred to profit and loss account on disposal / impairment	-	-	(146)	-	-	-	(146)	(0)	(146)
Change in share of associates' reserves	-	-	-	-	-	48	48	-	48
Transfer from revenue reserves upon liquidation of associates	-	-	-	-	(5)	5	-	-	-
Total gains / (losses) recognised directly in equity	-	-	(162)	-	(5)	53	(114)	(25)	(139)
Profit for the financial year	-	-	-	-	2,109	-	2,109	67	2,177
Total gains / (losses) recognised for the financial year	-	-	(162)	-	2,105	53	1,995	42	2,037
Transfer from / (to) revenue reserves	-	-	(96)	1	94	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	20	20
Dividends	-	-	-	-	(1,227)	-	(1,227)	(50)	(1,277)
Share buyback - held in treasury	(240)	-	-	-	-	-	(240)	-	(240)
Share-based payment	-	-	3	-	-	-	3	-	3
Issue of shares under share option scheme	6	-	-	-	-	-	6	-	6
Balance at 31 December 2007	2,014	832	3,714	3,132	7,328	310	17,329	398	17,726
Balance at 1 January 2006	1,538	832	4,360	3,020	4,963	217	14,929	291	15,220
Currency translation adjustments	-	-	(11)	-	-	-	(11)	2	(9)
Change in available-for-sale reserve									
Net change in fair value	-	-	534	-	-	-	534	4	538
Transferred to profit and loss account on disposal / impairment	-	-	(27)	-	-	-	(27)	(0)	(27)
Change in share of associates' reserves	-	-	-	-	-	40	40	-	40
Other adjustments	-	-	-	-	-	-	-	6	6
Total gains recognised directly in equity	-	-	496	-	-	40	536	12	548
Profit for the financial year	-	-	-	-	2,570	-	2,570	55	2,625
Total gains recognised for the financial year	-	-	496	-	2,570	40	3,107	67	3,174
Effect of Companies (Amendment) Act 2005	864	-	(864)	-	-	-	-	-	-
Transfer from / (to) revenue reserves	-	-	(30)	110	(80)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	47	47
Dividends	-	-	-	-	(1,025)	-	(1,025)	(19)	(1,044)
Share buyback - cancelled	(173)	-	5	-	(72)	-	(240)	-	(240)
Issue of shares under share option scheme	18	-	1	-	-	-	20	-	20
Balance at 31 December 2006	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176

Consolidated Statement of Changes in Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserves	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 October 2007	**2,070**	**832**	**4,041**	**3,130**	**6,833**	**343**	**17,249**	**407**	**17,656**
Currency translation adjustments	**-**	**-**	**(61)**	**-**	**-**	**-**	**(61)**	**(15)**	**(76)**
Change in available-for-sale reserve									
Net change in fair value	**-**	**-**	**(251)**	**-**	**-**	**-**	**(251)**	**(3)**	**(254)**
Transferred to profit and loss account on disposal / impairment	**-**	**-**	**(18)**	**-**	**-**	**-**	**(18)**	**(0)**	**(19)**
Change in share of associates' reserves	**-**	**-**	**-**	**-**	**-**	**(34)**	**(34)**	**-**	**(34)**
Total losses recognised directly in equity	**-**	**-**	**(330)**	**-**	**-**	**(34)**	**(364)**	**(19)**	**(383)**
Profit for the financial period	**-**	**-**	**-**	**-**	**506**	**-**	**506**	**15**	**521**
Total gains / (losses) recognised for the financial period	**-**	**-**	**(330)**	**-**	**506**	**(34)**	**142**	**(4)**	**138**
Transfer from / (to) revenue reserves	**-**	**-**	**(0)**	**1**	**(1)**	**-**	**-**	**-**	**-**
Change in minority interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(0)**	**(0)**
Dividends	**-**	**-**	**-**	**-**	**(9)**	**-**	**(9)**	**(5)**	**(15)**
Share buyback - held in treasury	**(57)**	**-**	**-**	**-**	**-**	**-**	**(57)**	**-**	**(57)**
Share-based payment	**-**	**-**	**3**	**-**	**-**	**-**	**3**	**-**	**3**
Issue of shares under share option scheme	**0**	**-**	**-**	**-**	**-**	**-**	**0**	**-**	**0**
Balance at 31 December 2007	**2,014**	**832**	**3,714**	**3,132**	**7,328**	**310**	**17,329**	**398**	**17,726**
Balance at 1 October 2006	2,246	832	3,553	3,020	6,023	217	15,890	370	16,260
Currency translation adjustments	-	-	0	-	-	-	0	(1)	(1)
Change in available-for-sale reserve									
Net change in fair value	-	-	349	-	-	-	349	2	351
Transferred to profit and loss account on disposal / impairment	-	-	(17)	-	-	-	(17)	(1)	(17)
Change in share of associates' reserves	-	-	-	-	-	40	40	-	40
Other adjustments	-	-	-	-	-	-	-	1	1
Total gains recognised directly in equity	-	-	332	-	-	40	372	1	374
Profit for the financial period	-	-	-	-	537	-	537	18	554
Total gains recognised for the financial period	-	-	332	-	537	40	909	19	928
Transfer from / (to) revenue reserves	-	-	84	110	(194)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	(10)	-	(10)	(2)	(12)
Issue of shares under share option scheme	2	-	-	-	-	-	2	-	2
Balance at 31 December 2006	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176

Consolidated Cash Flow Statement (Audited)

	2007	2006
	$m	$m
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	2,854	3,101
Adjustments for		
Depreciation of assets	141	142
Net gain on disposal of assets	(216)	(439)
Share-based payment	3	-
Operating profit before working capital changes	2,782	2,804
Changes in working capital		
Increase in deposits	10,058	14,042
Increase in bills and drafts payable	1,435	85
Increase in other liabilities	1,551	481
Decrease in trading securities	74	141
Decrease in placements and balances with banks and agents	9,324	6,814
Increase in loans to non-bank customers	(15,949)	(9,875)
Increase in other assets	(1,235)	(1,626)
Cash generated from operations	8,040	12,866
Income tax paid	(567)	(350)
Net cash provided by operating activities	7,474	12,516
Cash flows from investing activities		
Net cash flow on disposal / (acquisition) of		
Assets held for sale	-	864
Investment securities and associates	(1,812)	(6,914)
Properties and other fixed assets	(348)	(97)
Change in minority interests	(5)	59
Dividends received from associates	144	72
Net cash used in investing activities	(2,021)	(6,017)
Cash flows from financing activities		
Proceeds from issue of shares	6	20
Net increase / (decrease) in debts issued	70	(454)
Share buyback	(240)	(240)
Dividends paid on ordinary shares	(1,185)	(978)
Dividends paid on subsidiary preference shares	(44)	(35)
Dividends paid to minority interests	(50)	(19)
Net cash used in financing activities	(1,442)	(1,706)
Currency translation adjustments	(20)	(11)
Net increase in cash and cash equivalents for the financial year	3,991	4,782
Cash and cash equivalents at beginning of the financial year	26,292	21,510
Cash and cash equivalents at end of the financial year	30,283	26,292
Represented by:		
Cash, balances and placements with central banks	17,667	16,301
Singapore Government treasury bills and securities	9,134	7,437
Other government treasury bills and securities	3,482	2,553
Cash and cash equivalents at end of the financial year	30,283	26,292

Balance Sheet of the Bank (Audited)

	Dec-07	Sep-07 [1]	Dec-06
	$m	$m	$m
Equity			
Share capital	2,014	2,070	2,247
Capital reserves	3,597	3,845	3,818
Statutory reserves	2,753	2,753	2,753
Revenue reserves	5,623	5,386	4,989
Total	13,987	14,054	13,807
Liabilities			
Deposits and balances of banks and agents	30,142	30,066	30,975
Deposits and balances of non-bank customers	84,312	81,975	75,304
Deposits and balances of subsidiaries	4,047	4,156	3,931
Bills and drafts payable	372	380	150
Other liabilities	7,013	6,103	5,525
Debts issued	6,665	6,645	6,399
Total	132,551	129,327	122,285
Total equity and liabilities	146,538	143,381	136,092
Assets [2]			
Cash, balances and placements with central banks	14,976	16,936	13,324
Singapore Government treasury bills and securities	9,052	9,879	7,348
Other government treasury bills and securities	1,878	2,309	1,878
Trading securities	110	197	106
Placements and balances with banks and agents	13,220	13,576	22,979
Loans to non-bank customers	71,994	65,256	59,086
Placements with and advances to subsidiaries	646	1,520	660
Investment securities	18,205	17,884	15,881
Other assets	7,687	7,043	6,272
Investment in associates	373	373	372
Investment in subsidiaries	3,859	3,848	3,852
Properties and other fixed assets	1,357	1,376	1,153
Intangible assets	3,182	3,182	3,182
Total	146,538	143,381	136,092
Off-Balance Sheet Items			
Contingent liabilities	11,089	9,736	8,211
Financial derivatives	377,779	401,192	485,649
Commitments	39,872	41,874	36,064
Net asset value per ordinary share ($)	9.25	9.28	9.06

Notes:

1 Unaudited.

2 Assets pledged under repurchase agreements were included in the respective asset items.

Statement of Changes in Equity of the Bank (Audited)

	Share Capital $m	Capital Reserves $m	Statutory Reserves $m	Revenue Reserves $m	Total Equity $m
Balance at 1 January 2007	2,247	3,818	2,753	4,989	13,807
Currency translation adjustments	-	(3)	-	-	(3)
Change in available-for-sale reserve					
Net change in fair value	-	(31)	-	-	(31)
Transferred to profit and loss account on disposal / impairment	-	(143)	-	-	(143)
Total losses recognised directly in equity	-	(176)	-	-	(176)
Profit for the financial year	-	-	-	1,771	1,771
Total gains / (losses) recognised for the financial year	-	(176)	-	1,771	1,595
Transfer to revenue reserves	-	(48)	-	48	-
Dividends	-	-	-	(1,185)	(1,185)
Share buyback - held in treasury	(240)	-	-	-	(240)
Share-based payment	-	3	-	-	3
Issue of shares under share option scheme	6	-	-	-	6
Balance at 31 December 2007	2,014	3,597	2,753	5,623	13,987
Balance at 1 January 2006	1,538	4,391	2,646	3,907	12,482
Currency translation adjustments	-	(5)	-	-	(5)
Change in available-for-sale reserve					
Net change in fair value	-	419	-	-	419
Transferred to profit and loss account on disposal / impairment	-	(31)	-	-	(31)
Total gains recognised directly in equity	-	382	-	-	382
Profit for the financial year	-	-	-	2,142	2,142
Total gains recognised for the financial year	-	382	-	2,142	2,524
Effect of Companies (Amendment) Act 2005	864	(864)	-	-	-
Transfer from / (to) revenue reserves	-	(98)	107	(10)	-
Dividends	-	-	-	(978)	(978)
Share buyback - cancelled	(173)	5	-	(72)	(240)
Issue of shares under share option scheme	18	1	-	-	20
Balance at 31 December 2006	2,247	3,818	2,753	4,989	13,807

Statement of Changes in Equity of the Bank (Unaudited)

	Share Capital $m	Capital Reserves $m	Statutory Reserves $m	Revenue Reserves $m	Total Equity $m
Balance at 1 October 2007	**2,070**	**3,845**	**2,753**	**5,386**	**14,054**
Currency translation adjustments	**-**	**(3)**	**-**	**-**	**(3)**
Change in available-for-sale reserve					
Net change in fair value	**-**	**(231)**	**-**	**-**	**(231)**
Transferred to profit and loss account on disposal / impairment	**-**	**(18)**	**-**	**-**	**(18)**
Total losses recognised directly in equity	**-**	**(251)**	**-**	**-**	**(251)**
Profit for the financial period	**-**	**-**	**-**	**237**	**237**
Total gains / (losses) recognised for the financial period	**-**	**(251)**	**-**	**237**	**(14)**
Share buyback - held in treasury	**(57)**	**-**	**-**	**-**	**(57)**
Share-based payment	**-**	**3**	**-**	**-**	**3**
Issue of shares under share option scheme	**0**	**-**	**-**	**-**	**0**
Balance at 31 December 2007	**2,014**	**3,597**	**2,753**	**5,623**	**13,987**
Balance at 1 October 2006	2,246	3,552	2,646	4,788	13,231
Currency translation adjustments	-	(4)	-	-	(4)
Change in available-for-sale reserve					
Net change in fair value	-	245	-	-	245
Transferred to profit and loss account on disposal / impairment	-	(21)	-	-	(21)
Total gains recognised directly in equity	-	220	-	-	220
Profit for the financial period	-	-	-	355	355
Total gains recognised for the financial period	-	220	-	355	575
Transfer from revenue reserves	-	46	107	(153)	-
Issue of shares under share option scheme	2	-	-	-	2
Balance at 31 December 2006	2,247	3,818	2,753	4,989	13,807

TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

We have audited the accompanying financial statements of United Overseas Bank Limited (the "Bank") and its subsidiaries (the "Group"), which comprise the balance sheets of the Bank and the Group as at 31 December 2007, the profit and loss accounts and the statements of changes in equity of the Bank and the Group, and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Bank's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards ("FRS"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the financial statements of the Bank and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and FRS, including the modification of the requirements of FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by MAS Notice 612 Credit Files, Grading and Provisioning, so as to give a true and fair view of the state of affairs of the Bank and the Group as at 31 December 2007, the results of the Bank and of the Group, the changes in equity of the Bank and the changes in equity and cash flows of the Group for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

Singapore
27 February 2008

END